                                                                    EXHIBIT 99.2

                                                                 Fair Disclosure
                                                           [English Translation]
                                                                 August 11, 2004


                               HANARO TELECOM, INC.

                          2004 JULY SUBSCRIBER NUMBERS


1. BROADBAND

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                       Products                          July
----------------------------------------------------------------

Residential                  ADSL                        996,415
                             Cable Modem               1,482,145
                             -----------------------------------
                             SUB-TOTAL                 2,478,560
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Corporate                    ADSL                         18,583
                             Cable Modem                   1,196
                             -----------------------------------
                             SUB-TOTAL                    19,779
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VDSL                                                     223,430
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LMDS                                                      23,278
----------------------------------------------------------------
             Note 1)
Wireless LAN                                              31,822
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                           TOTAL                       2,776,869
----------------------------------------------------------------
                         NET ADDS                          1,231
----------------------------------------------------------------


2. VOICE

----------------------------------------------------------------
                       Products                          July
----------------------------------------------------------------
Residential                                              749,423
----------------------------------------------------------------

----------------------------------------------------------------
Corporate                                                293,551
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VoIP                                                     100,361
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                           TOTAL                       1,143,335
----------------------------------------------------------------
                         NET ADDS                         29,713
----------------------------------------------------------------


3. LEASED LINE

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                       Products                          July
----------------------------------------------------------------
Leased line                                                3,338
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Internet dedicated                                         2,860
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LMDS(I/D)                                                      8
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Wireless Internet Dedicated                                    -
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International Leased Line                                     39
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                           TOTAL                           6,245
----------------------------------------------------------------
                         NET ADDS                           - 70
----------------------------------------------------------------


4. GRAND TOTAL

----------------------------------------------------------------
                                                         July
----------------------------------------------------------------
                           TOTAL                       3,926,449
----------------------------------------------------------------
                         NET ADDS                         30,874
----------------------------------------------------------------


NOTE 1) : BASED ON NUMBER OF IDs, WIRELESS LAN HAS 59,176 SUBSCRIBERS.